Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Pursuant to the provision of Law 6,404 of December 15, 1976 (“Corporate Law”) and the applicable regulations of the Brazilian Securities and Exchange Commission (“CVM”), ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) notifies its shareholders and the market in general that on September 11, 2012,  its subsidiary, Banco Itaú BBA S.A. (“Itaú BBA”), responsible for the large corporates and the investment banking segments, signed a legal agreement with Petropar S.A., under which it will pay this company the amount of R$330,000,000.00 (three hundred and thirty million reais) with respect to an economic difference on agreements signed in 1993.

We wish to point out that the amounts in question were already provisioned and forecasted in agreements signed at the time of the association in 2002 with Banco BBA-Creditanstalt S.A. (former denomination of Itaú BBA) by Itaú Unibanco. We confirm that the signature of the legal agreement in question will not result in any significant accounting impacts on Itaú Unibanco’s results.

São Paulo (SP), September 12, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer